EXHIBIT 99.1

TeliaSonera to be the sole provider of fixed and mobile telephony services to Skanska in the Nordic countries

STOCKHOLM, Sweden, Aug. 31, 2004 (PRIMEZONE) -- TeliaSonera has signed a three-year Nordic frame agreement with Skanska on the provision of both fixed and mobile telephony services in Sweden, Norway, Denmark and Finland. The value of the agreement is approximately SEK 240 million.

The agreement concerns both fixed and mobile telephony services in all the Nordic countries, and it makes TeliaSonera the largest provider of telecommunications services to Skanska.

As a result of the agreement, TeliaSonera wins a completely new account in Denmark, wins back Skanska's mobile services in Sweden, and expands its customer relationship with the Group in Finland and Norway.

"We are very pleased with the agreement with Skanska. This is the first time that TeliaSonera signs an agreement on the provision of both fixed and mobile telephony services in all the Nordic countries," said Terje Christoffersen, Group Vice President, Marketing, Products and Services, TeliaSonera AB.

"This is the first time Skanska enters into a pan-Nordic agreement with a telecommunications operator. TeliaSonera satisfies Skanska's demands and has the products and services we need in the entire Nordic market. The agreement allows us to cut our costs, which is something we are intensively striving for in general," says Torsten Alvelid, Head of IT Infrastructure, Skanska AB.

Skanska is a global construction services group committed to finding innovative solutions for its clients. Combining global presence with local expertise, Skanska offers a broad range of services: from project development, to construction and facilities management. The Group currently has 60,000 employees and operations in nine home markets. Sales 2003 totaled USD 16.4 billion.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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